Exhibit 1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

May 5, 2004

Dear Shareholder:

You are cordially invited to attend the 2004 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, which will be held on Monday, June 7, 2004 at 13:00 Greek local time (6:00 EST) in our Auditorium, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

The following Notice of Annual Meeting of Shareholders and Proxy Statement describes the items to be considered by the shareholders at such meeting and contains certain information about our company and its officers and directors.

Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

D. John Stavropoulos

Chairman of the Board of Directors

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On Monday, June 7, 2004

NOTICE IS HEREBY GIVEN that the 2004 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, a Bermuda corporation, will be held at 13:00 Greek local time, (6:00 EST), Monday, June 7, 2004, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece for the following purposes:

1.	to elect two new directors to the Company’s Board of Directors and re-elect two directors who retire by rotation;

2.	to receive and consider the audited financial statements of the Company;

3.	to re-appoint Ernst & Young, Athens, who were first appointed in 2002, as auditors of the Company and to authorize the Audit Committee of the Board of Directors to set their remuneration;

4.	to set the remuneration of the directors;

5.	to approve the adoption of a new incentive plan; and

6.	to transact such other business as may properly come before the 2004 Annual Meeting.

Only holders of record of the Company’s Common Shares, par value $1.00 per share (the “Common Shares”), at the close of business on April 23, 2004 will be entitled to receive notice of, and to vote at, the 2004 Annual Meeting and at any adjournment thereof. As described in the attached Proxy Statement, the nominees for election as directors of the Company are Messrs. Nusspickel and O’Neil and the nominees for re-election are Messrs. Stavropoulos and Nicholson.

You are cordially invited to attend the 2004 Annual Meeting. Whether or not you expect to attend the 2004 Annual Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of the Company’s Board of Directors. The proxy card shows the form in which your Common Shares are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2004 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

George V. Saroglou

Chief Operating Officer

Athens, Greece

May 5, 2004

IMPORTANT

IN ORDER TO ENSURE THAT A QUORUM WILL BE REPRESENTED AT THE ANNUAL MEETING, WE URGE SHAREHOLDERS TO COMPLETE, SIGN, DATE AND RETURN THEIR PROXY CARDS AS SOON AS POSSIBLE. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE ANNUAL MEETING.

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS

To be held on Monday, June 7, 2004

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Tsakos Energy Navigation Limited, a Bermuda corporation for use at the 2004 Annual Meeting of Shareholders of the Company to be held at 13:00 Greek local time, (6:00 EST), Monday, June 7, 2004, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece and at any adjournments thereof. The approximate date on which this Proxy Statement and the accompanying proxy card are first being sent to the Company’s shareholders is on or about May 5, 2004.

VOTING OF PROXY, REVOCATION

A proxy in the accompanying form that is properly executed, returned and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the four nominees described herein, (ii) for the ratification of the Company’s accounts for the year ended December 31, 2003 (iii) for the ratification of the appointment of the Company’s auditors, (iv) for the proposed remuneration of the Company’s directors, (v) for the adoption of the Company’s new incentive plan, and (vi) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2004 Annual Meeting. Any shareholder who signs and returns the proxy may revoke it at any time before it is exercised by (i) delivering written notice to the Secretary of the Company of its revocation, (ii) executing and delivering to the Secretary of the Company a later dated proxy, or (iii) by appearing in person at the 2004 Annual Meeting and expressing a desire to vote his or her shares in person.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2004 Annual Meeting will be borne by the Company. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically, or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. D.F. King Co. Inc. has been engaged by the Company to assist in the solicitation of proxies for a fee of $8,000 plus their costs and expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of the Company’s Common Shares, par value $1.00 per share.

VOTING SECURITIES

Holders of the Company’s Common Shares as of the close of business on April 23, 2004 will be entitled to notice of, and to vote at, the 2004 Annual Meeting or any adjournments thereof. On that date there were 17,261,006 Common Shares outstanding, the holders of which are entitled to vote for each share registered in their names with respect to each matter to be voted on at the 2004 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of two shareholders of record will constitute a quorum at the 2004 Annual Meeting.

Assuming that a quorum is present at the 2004 Annual Meeting, directors will be elected by a plurality of the votes cast at the 2004 Annual Meeting by holders of Common Shares present in person or represented by proxy. Approval of other items at the 2004 Annual Meeting requires that the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Withholding authority to vote for directors and broker non-votes will not affect the election of directors. Abstentions and broker non-votes will not affect the outcome of the vote on other proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Shares as of April 15, 2004 held by:

•	each person or entity that we know beneficially owns 5% or more of our Common Shares;

•	each of our officers, directors and director nominees; and

•	all our directors, director nominees and officers as a group.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”). In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 15, 2004 are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 17,261,006 Common Shares outstanding. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Outstanding Common Shares
DePrince, Race & Zollo, Inc. (1)	2,170,100	12.6%
Fidelity Management & Research Company(2)	1,889,000	11.0%
Kelley Enterprises Inc.(3)	1,652,212	9.6%
Neuberger Berman, Inc.(4)	1,211,500	7.0%
Marsland Holdings Limited(3)	1,024,234	5.9%
Sea Consolidation S.A. of Panama(5)	1,000,000	5.8%

Officers, Directors and Director Nominees

D. John Stavropoulos	60,272	*
Nikolas P. Tsakos(6)	16,000	*
Michael G. Jolliffe	10,000	*
George V. Saroglou	12,000	*
Peter Nicholson	10,000	*
Antonio Taragoni	10,000	*
Torben Janholt	—	—
Paul Durham	8,000	*
Paul B. Labrinakos	8,000	*
Emmanuel G. Pantelides	5,000	*
Angelos Plakopitas	—	—
Francis T. Nusspickel	—	—
William A. O’Neil	—	—

All officers, directors and director nominees as a group (13 persons)(6)	139,272	*

*	Less than 1%.
(1)	This information is derived from this shareholder’s Schedule 13G filed with the SEC on February 4, 2004. The business address of this shareholder is 201 S. Orange Avenue, Suite 850, Orlando, FL 32801. DePrince, Race & Zollo, Inc. states that it has sole voting power and sole dispositive power over 2,170,100 shares. The number of shares stated as beneficially owned is as of December 31, 2003.
(2)	This information is derived from this shareholder’s Schedule 13F as of December 31, 2003. The business address of this shareholder is 82 Devonshire Street, Boston, MA 02109.
(3)	Kelley Enterprises Inc., Marsland Holdings Limited and Redmont Trading Corp., which holds 820,356 Common Shares, are wholly-owned subsidiaries of First Tsakos Investments Inc., which is in turn wholly-owned by Tsakos Holdings Foundation. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council that controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of the Tsakos Holdings Foundation and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and deemed the beneficial owners of such shares.
(4)	This information is derived from this shareholder’s Schedule 13G filed with the SEC on February 9, 2004. The business address of this shareholder is 605 Third Avenue, New York, NY 10158-3698. Neuberger Berman, Inc. filed the 13G together with an affiliated company, Neuberger Berman, LLC, and reported that the companies together had shared dispositive power over 1,211,500 shares. The number of shares stated as beneficially owned is as of December 31, 2003.
(5)	Sea Consolidation S.A. of Panama is controlled by members of the Tsakos family.
(6)	Does not include shares owned by Kelley Enterprises Inc., Marsland Holdings Limited, Sea Consolidation S.A. of Panama, Redmont Trading Corp. or the Tsakos Holdings Foundation.

ITEM NO. 1 – ELECTION OF DIRECTORS

The Board has fixed its number at not less than five nor more than fifteen and currently consists of eight directors. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year.

The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise amongst themselves).

Mr. Stavropoulos and Mr. Nicholson have been chosen by lot to retire and present themselves for re-election.

In addition, Mr. Nusspickel and Mr. O’Neil have been nominated to stand for election as directors.

Each of the nominees has consented to be named herein and to serve if elected. The Company does not know of anything that would preclude any nominee from serving if elected. If any nominee becomes unable to stand for election as a director at the meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of each nominee for director and each continuing director is set forth below.

The Board recommends that shareholders vote for the election of each of the following nominees to the Board.

NOMINEES FOR ELECTION

Nominees	Age(1)	Position	Director Since
D. John Stavropoulos(2)(3)(4)(5)(6)	70	Chairman of the Board	1994
Peter Nicholson(2)(3)(6)	69	Director	1993
Francis T. Nusspickel	63	Director	—
William A. O’Neil	76	Director	—

DIRECTORS CONTINUING IN OFFICE

Nikolas P. Tsakos(4)(5)(6)	40	President and Chief Executive Officer	1993
Michael G. Jolliffe(2)(3)(5)	53	Deputy Chairman of the Board	1993
Angelos Plakopitas(2)(3)	65	Director	2003
Antonio Taragoni(3)(4)	72	Director	1993
Torben Janholt	57	Director	2002
George V. Saroglou	39	Director	2001

(1)	As of January 1, 2004
(2)	Member of Audit Committee
(3)	Member of Corporate Governance, Nominating and Compensation Committee
(4)	Member of Chartering Committee
(5)	Member of Capital Markets Committee
(6)	Member of Risk Committee

Business Experience

Biographical details of the retiring directors standing for re-election.

Mr. D. John Stavropoulos – Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a life member on the Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst. He was elected to the Company’s Board as its Chairman on June 1, 1994. Mr. Stavropoulos is a member of the Audit Committee.

Mr. Peter Nicholson – Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builders. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990-2000) and chairman of Carisbrooke Shipping Plc (from 1990-1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House, Chairman of the Royal National Lifeboat Institution and a trustee of the International Lifeboat Federation. He joined the Company’s Board as a founder director in 1993 and is Chairman of the Audit Committee.

Biographical details of the nominees for election as directors.

Mr. Francis T. Nusspickel – Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He served as a member of Arthur Andersen’s Transportation Industry Group and worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and is presently Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants.

Mr. William A. O’Neil - William A. O’Neil is Secretary-General Emeritus of the International Maritime Organization (“IMO”), the United Nations agency charged with monitoring maritime safety and preventing pollution from ships. Mr. O’Neil first was elected Secretary-General of the IMO in 1990. He served a second term with the IMO beginning in 1994, a third term beginning in 1998 and a further two-year term beginning in 2002. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport. He was Commissioner of the Canadian Coast Guard from 1975 until 1980 and later became President and Chief Executive Officer of the St. Lawrence Seaway Authority, a position he held until joining IMO. Mr. O’Neil has been associated with the IMO since 1972 when he represented Canada at the IMO Council. He became Chairman of the IMO Council in 1980 and was re-elected four times. Mr. O’Neil holds a degree in civil engineering from the University of Toronto from where he graduated in 1949.

Biographical details of directors continuing in office.

Mr. Nikolas P. Tsakos – Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management. He has been involved in ship management since 1981 and has seafaring experience of 36 months. He is President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

Mr. Michael G. Jolliffe – Mr. Jolliffe has been Deputy Chairman of the Board since July 2001 and a director of the Company since September 1993. Mr. Jolliffe is also Vice-Chairman of both Klonatex S.A. and Naoussa Spinning Mills SA., two companies quoted on the Athens Stock Exchange that together form the third largest integrated textiles company in Europe. From 1997 until March 2004, he was a director of Royal Olympic Cruise Lines Inc. (Nasdaq: ROCLF). Royal Olympic Cruise Lines, Inc. recently filed for bankruptcy protection. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd, an agency company based in Piraeus, Greece. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent for various manufacturers of trams, buses and trains. Mr. Jolliffe is a member of the Audit Committee and Chairman of the Capital Markets Committee.

Mr. Torben Janholt – Mr. Janholt has been a member of our Board since October 2002. He has been President and Chief Executive Officer of J. Lauritzen A/S, a major Danish shipowning and trading company, since 1998. Between 1995 and 1998 he was Director OTS of the United Nations World Food Programme based in Rome. In 1992 he took a position as director and executive consultant with the Armada A/S shipping group. Prior to 1992, Mr. Janholt held various senior positions within the Lauritzen Group, including Managing Director of Lauritzen Naval Madrid from 1990 to 1992 and Senior Vice President of J. Lauritzen USA Inc. New York from 1982 to 1989. Mr. Janholt is Vice Chairman of the Danish Shipowners Association.

Mr. Angelos Plakopitas – Since 1991, Mr. Plakopitas has been Managing Director of Global Finance SA, a financial services company based in Athens, with offices throughout the Balkans, and a manager of several venture capital funds. Between 1979 and 1990, Mr. Plakopitas was General Manager of Shelman Swiss-Hellenique Wood Products Manufacturers SA, a large industrial and trading company in Greece. From 1970 to 1979 he was Vice President with Citibank N.A. based in Athens and Piraeus, during which time he spent six years as Head of the Shipping Department. Mr. Plakopitas started his career with the Hellenic Industrial Development Bank in 1965.

Mr. Antonio Taragoni – Mr. Taragoni has been involved in the shipping industry since 1955, initially with Ballestrero, Tuena and Canepa. In 1961, he founded and is President of Nolarma Noleggi & Armamento Srl, presently one of the largest Italian ship agents. This company has much experience in ship management. Mr. Taragoni is also the Founder and President of Nolarma Tankers Srl, a large Italian tanker shipbroking firm. He was a Council Member of Intertanko from 1973 to 1995 and a Council Member of Porto Petroli SpA of Genoa from 1975 to 1996. Mr. Taragoni has been a director of the Company since inception.

Mr. George V. Saroglou – Mr. Saroglou has been Chief Operating Officer since May 1996 and a director of the Company since July 2001. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

CORPORATE OFFICERS OF THE COMPANY

The corporate officers of the Company are appointed annually by the Board and serve at the discretion of the Board. The current corporate officers of the Company, their respective ages and positions are set forth below:

Name	Age	Position
Nikolas P. Tsakos	40	Chief Executive Officer

George V. Saroglou	39	Chief Operating Officer

Paul Durham	52	Finance Director and Chief Accounting Officer

Paul B. Labrinakos	49	Chief Marine Officer

Emmanuel G. Pantelides	54	Secretary

Biographical details of the Company’s officers who are not directors.

Mr. Paul Durham – Mr. Durham joined the Tsakos Group in 1999 and has served as our Finance Director and Chief Accounting Officer since June 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

Mr. Paul B. Labrinakos – Mr. Labrinakos was appointed Chief Marine Officer of the Company in June 2002 with the responsibility of overseeing newbuilding vessels and monitoring the Company’s managed fleet. He has served with the Tsakos Group since 1992, first as Technical Manager based in New York and later in Athens as Technical Director, responsible for the technical supervision of a fleet of 60 vessels. He created the New Projects Department of the Tsakos Group. Earlier in his career, he worked for other major shipping and industrial companies. He has supervised and been involved in the design and building of over 50 newbuilding vessels. He has seagoing experience on both bulk carriers and tankers. Mr. Labrinakos is a member of several maritime technical committees both in Europe and the United States. He graduated from Athens National Technical University as a Naval Architect and Marine & Mechanical Engineer. He has also completed technical studies in Germany and in the United States.

Mr. Emmanuel G. Pantelides – Mr. Pantelides has served as our Secretary since September 1993. From 1988 until 1992, Mr. Pantelides was Vice President and Senior Private Banking Officer of American Express Bank in Athens, Greece. From 1982 until 1988, he was Vice President of Chase Manhattan Bank, NA and was manager of institutional, investment and merchant banking responsible for the Eastern Mediterranean region. He was also manager in charge of the Corporate Banking Department in Athens during this same period. Prior to joining Chase Manhattan Bank, Mr. Pantelides was in the Correspondent Banking Group of Irving Trust Company, holding various positions including country manager for South-East Asia and the subcontinent.

CORPORATE GOVERNANCE

The Company’s business is managed under the direction of the Board, in accordance with the Companies Act of 1981 of Bermuda and the Company’s Memorandum of Association and Bye-laws. Members of the Board are kept informed of the Company’s business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of the Company’s management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. During the year ended December 31, 2003, three meetings of the Board were held. All current directors attended all such meetings with the exception of Mr. Nicholson, who was absent from one meeting due to illness.

Documents Establishing Our Corporate Governance

In November 2003, the New York Stock Exchange adopted significant new corporate governance rules for listed companies. The SEC, in implementing the Sarbanes-Oxley Act of 2002, adopted a number of new rules affecting corporate governance and disclosure in 2002 and 2003. The Board and the Company’s management have engaged in an ongoing review of our corporate governance, with a goal of full compliance with the new rules before the new rules become effective for the Company.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Ethics

•	a Corporate Governance, Nominating and Compensation Committee Charter; and,

•	an Audit Committee Charter (a copy of the Charter is also attached to this Proxy Statement).

These documents and other important information on our governance are posted in the “Investors” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Mr. Nikolas P. Tsakos and Mr. George V. Saroglou) the Board believes that none of the other incumbent directors (Messrs. Stavropoulos, Jolliffe, Janholt, Nicholson, Plakopitas and Taragoni) nor either of the two director nominees who will stand for election at the 2004 Annual Meeting (Messrs. Nusspickel and O’Neil) currently have a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the new NYSE listing standards.

•	If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•	If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors will meet in 2004 in regularly scheduled executive sessions without participation of the Company’s management. Mr. Stavropoulos will serve as the Presiding Director for purposes of these meetings.

Board of Directors

In accordance with the Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2003, we had eight members on our Board. At the 2004 Annual Meeting two new directors are candidates for election to the Board: Messrs. Nusspickel and O’Neil. If they are elected, the Company will have ten directors.

Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any managing director) retires by rotation each year. The Bye-laws require that the one third of the directors who retire by rotation be those who have been in office the longest. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those who retire are to be determined by lot (unless they agree otherwise amongst themselves). At the 2004 Annual Meeting, the terms of Messrs. Stavropoulos and Nicholson will expire.

During the fiscal year ended December 31, 2003, the full Board held three meetings. Each director attended all of the meetings of the Board and meetings of committees of which the director was a member with the exception of Mr. Nicholson, who was absent from one meeting of the Board due to illness.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Chartering Committee, a Capital Markets Committee and a Risk Committee.

Audit Committee

The members of the Audit Committee are Messrs. Nicholson, Stavropoulos, Jolliffe and Plakopitas, each of whom is an independent Director. Mr. Nicholson is Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. A copy of the Audit Committee Charter, as amended, is attached to this Proxy Statement. As stated above, the Board has determined that the continuing members of the Audit Committee will meet the applicable independence requirements, and that all continuing members of the Audit Committee fulfill the requirement of being financial experts. The Audit Committee held three meetings during the fiscal year ended December 31, 2003. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all engagement letters provided by the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•	reviewing the Company’s relationship with external auditors, including the consideration of audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussions with the external auditors concerning such issues as compliance with accounting standards and any proposals which the external auditors have made vis-à-vis the Company’s auditing standards;

•	reviewing the Company’s financial reporting and internal control

•	functions;

•	reviewing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

Corporate Governance, Nominating and Compensation Committee

In February 2004, the Board resolved to combine its Nominating and Corporate Governance Committee and its Compensation Committee. The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Nicholson, Jolliffe, Stavropoulos, Plakopitas and Taragoni, each of whom is an independent Director.

Mr. Nicholson is Chairman of the Corporate Governance, Nominating and Compensation Committee. This committee held one meeting during the fiscal year ended December 31, 2003. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management to establish and maintain a high standard of ethical principles;

•	insuring appropriate independence of directors under NYSE and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the members of the Board and its various committees; and,

•	designing and overseeing the long-term incentive compensation program of the Company.

Capital Markets Committee

The members of the Capital Markets Committee are Messrs. Tsakos, Stavropoulos and Jolliffe. Mr. Jolliffe is Chairman of the Capital Markets Committee. The Capital Markets Committee assists the Board and the Company’s management regarding matters relating to the raising of capital in the equity and debt markets, relationships with investment banks, communications with existing and prospective investors and compliance with related regulatory requirements.

Risk Committee

The members of the Risk Committee are Messrs. Stavropoulos, Nicholson, Tsakos, and our finance director, Mr. Durham. Mr. Stavropoulos is Chairman of the Risk Committee. The primary role of the Risk Committee is to assist the Board and the Company’s management regarding matters relating to insurance protection coverage of physical assets, third party liabilities, contract employees, charter revenues and officer and director liability. The Risk Committee also assists in the development and maintenance of commercial banking and other direct lender relationships, including loans and, when appropriate, interest rate hedging instruments.

Chartering Committee

The members of the Chartering Committee are Messrs. Tsakos, Stavropoulos and Taragoni. Mr. Taragoni is Chairman of the Chartering Committee. This committee held three meetings during the fiscal year ended December 31, 2003. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

Indemnification

Every director, secretary, officer of the Company and member of a committee constituted under the Bye-laws (and his heirs and legal representatives) will be indemnified out of the funds of the Company against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgement, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director, secretary, officer or committee member while exercising his or her powers and discharging his or her duties under the Bermuda Companies Acts and the Company’s Bye-laws. The indemnity extends to any person acting as a director, secretary, officer or committee member in the reasonable belief that he or she has been so appointed or elected, notwithstanding any defect in such appointment or election. The indemnity contained in the Company’s Bye-laws does not extend to any matter which would render it void pursuant to the Bermuda Companies Acts.

How to Contact the Board and its Committees

We have established a process by which shareholders can contact our Board, including any committee of the Board.

To contact the Board or a committee of the Board, you may write to the following address:

TSAKOS ENERGY NAVIGATION LIMITED

Board of Directors

c/o Corporate Governance, Nominating and Compensation Committee

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

•	All concerns and complaints will be received and processed by the Company’s Corporate Compliance Officer and/or the Company’s Internal Auditor.

•	Priority will be assigned to communications involving an allegation of a threat to a person, property or the environment, and to on-going or time-sensitive issues.

•	If you have provided your name, or have received a control number to permit anonymous or confidential treatment, you will receive a response to your communication by telephone or in writing.

•	The Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee will decide whether to forward your communication to other Directors, including the Executive Directors, taking into account the substance of your communication and any request you may have made regarding such dissemination.

•	Any proposal that a shareholder intends to present at the 2005 Annual Meeting of Shareholders of the Company, including nominations to the Board, must be received by the Chairman of the Corporate Governance, Nominating and Compensation Committee at the above address no later than December 20, 2004, for inclusion in the Company’s Proxy Statement and proxy for such meeting and must be otherwise in compliance with applicable SEC regulations. If a shareholder intends to present a proposal at the next Annual Meeting of Shareholders of the Company but does not seek to have the proposal included in the Company’s Proxy Statement and proxy, for purposes of SEC regulations, notice must be received by the Company at its principal executive offices no later than March 5, 2005. Use of certified mail is suggested.

To enable directors to attend the Annual Meeting of Shareholders, the Board has established a practice of scheduling a regular Board meeting to coincide with the Annual Meeting. In 2003, all directors attended the Annual Meeting of Shareholders.

Compensation

We pay no compensation to our senior management or to our directors who are senior managers. For the year ended December 31, 2003, the aggregate compensation of all of the members of the Board was approximately $240,000, which included a $40,000 fee to each non-executive director and a $60,000 fee to the Chairman of the Board. The Company has proposed to increase the compensation to Board members for the year ending December 31, 2004 and henceforth to the following annual fees:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $15,000

•	Service on the Capital Markets Committee - $10,000

•	Service as Chairman of the Audit Committee - $15,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $25,000

Our senior managers, other than Mr. Tsakos, are compensated by Tsakos Energy Management, which receives a management fee per month for each of our ships.

The only compensation received by the Company’s senior management directly from the Company is in the form of options. The last options were granted on July 17, 2001 with an exercise price of $12. These were all fully vested by August 22, 2001 with an expiration date of July 17, 2006. A new incentive plan is proposed under Item 5 below.

Audit Committee Report

The Audit Committee of the Board reviews the Company’s financial reporting process on behalf of the Board. The Audit Committee has the authority to retain, and set compensation and retention terms for, terminate, oversee and evaluate the work of the Company’s independent auditors. The independent auditors report directly to the Audit Committee. The Audit Committee operates under a written charter which was amended and adopted by the Board on February 26, 2004, a copy of which is attached to this Proxy Statement as Exhibit A. The Board has determined that each member of the Audit Committee is independent within the meaning of the Sarbanes-Oxley Act of 2002 and the NYSE’s current listing standards.

The Company’s management is responsible for the Company’s financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Ernst & Young Athens, Greece is responsible for auditing those financial statements. The responsibility of the Audit Committee is to oversee these processes. It is not the duty or the responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

The Audit Committee has adopted policies and procedures for pre-approval of all audit and permissible non-audit engagements of the independent auditors and the related fees. Under the policy, prior to the engagement of the independent auditors for the next year’s audit, the Company’s management submits an aggregate of services expected to be rendered during that year for each audit and permissible non-audit engagements to the Audit Committee for approval. The fees are budgeted and the Audit Committee receives periodic reports from the Company’s management and the independent auditors on actual fees versus the budget by type of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approved budget. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee has met and held discussions with the Company’s management and representatives of Ernst & Young, Athens, Greece. The Company’s management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with the Company’s management and Ernst & Young, Athens, Greece.

The Audit Committee discussed with Ernst & Young Athens, Greece, the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.”

Ernst & Young Athens, Greece, also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and the Audit Committee discussed with Ernst & Young Athens, Greece, the firm’s independence. The Audit Committee reviewed the audit and non-audit fees paid to Ernst & Young Athens, Greece, and also considered whether non-audit services performed by Ernst & Young Athens, Greece, were compatible in maintaining the auditor’s independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company’s management and independent auditors, which, in their report, express an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

Based upon the Audit Committee’s discussions with the Company’s management and Ernst & Young, Athens, Greece and the Audit Committee’s review of the representations of the Company’s management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 when filed with the SEC. The Audit Committee also approved, subject to shareholder ratification, the selection of Ernst & Young, Athens, Greece as the Company’s independent auditors.

PETER NICHOLSON, CHAIRMAN, AUDIT COMMITTEE

D. JOHN STAVROPOULOS

MICHAEL JOLLIFFE

ANGELOS PLAKOPITAS

Independent Public Accountants

The accounting firm of Ernst & Young, Athens, Greece served as the Company’s independent public accountants for the years ended December 31, 2003 and December 31, 2002.

Principal Accounting Fees and Services

The Company paid Ernst & Young, Athens, Greece, an aggregate of Euro 150,000 in audit fees for fiscal year 2003 and Euro 120,000 in audit fees for fiscal year 2002. Audit fees consist of the audit of our annual financial statements, the review of quarterly financial statements, services rendered in connection with registration of securities and related comfort letters, consents related to SEC registration statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and financial audits of subsidiaries. Ernst & Young did not provide any non-audit related services or tax services in 2002 or 2003.

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The Chairman of the Audit Committee, or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services. The Audit Committee is authorized to establish other policies and procedures for the pre-approval of such services. Where non-audit services are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

ITEM NO. 2 – APPROVAL OF AUDITED FINANCIAL STATEMENTS

The Board, acting on the recommendation of the Audit Committee, recommends the approval by the Company’s shareholders of the audited financial statements for the fiscal year ended December 31, 2003, together with the report of the Company’s auditors, Ernst & Young, Athens, Greece.

ITEM NO. 3 - RATIFICATION OF APPOINTMENT OF AUDITORS

Appointment of Auditors

The Audit Committee of the Board, subject to the approval of the Company’s shareholders, as required by the Companies Act of 1981 of Bermuda, has appointed the firm of Ernst & Young, Athens, Greece, independent certified public accountants, as auditors of the Company for the year ending December 31, 2004. The Board, acting on the recommendation of the Audit Committee, recommends approval by the Company’s shareholders of the appointment of Ernst & Young, Athens, Greece as auditors of the Company for the fiscal year ending December 31, 2004. Representatives of Ernst & Young, Athens, Greece, are expected to be present at the 2004 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

The Audit Committee of the Board recommends that the shareholders vote for the ratification of Ernst & Young, Athens, Greece as the Company’s auditors for the fiscal year ending December 31, 2004.

ITEM NO. 4 – AUTHORIZATION OF DIRECTORS’ REMUNERATION

Executive directors receive no compensation. In 2003, a fee of $40,000 was paid to each non-executive director and a $60,000 fee to the Chairman of the Board. The fees for 2004 were proposed to be increased as follows:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $15,000

•	Service on the Capital Markets Committee - $10,000

•	Service as Chairman of the Audit Committee - $15,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $25,000

The Board, acting on the recommendation of the Corporate Governance, Nominating and Compensation Committee, recommends the proposed increases.

ITEM NO. 5 – APPROVAL OF ADOPTION OF THE COMPANY’S NEW INCENTIVE PLAN

Our Board has adopted the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “2004 Plan”), subject to shareholder approval. As of the date of this Proxy Statement, no awards have been granted under the 2004 Plan. The 2004 Plan is intended to provide flexibility in granted awards. The 2004 Plan will enable us to continue to use options as a means to attract, retain and motivate key personnel, but will also allow us to use restricted shares and other share-based awards to achieve these goals.

The 2004 Plan is attached as Exhibit B to this Proxy Statement, and the description of the 2004 Plan contained herein is qualified in its entirety by reference to Exhibit B.

The purpose of the 2004 Plan is to provide a means to attract, retain motivate and reward our present and prospective directors, officers, consultants and the employees of the Company, its subsidiaries and the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company. Awards under the 2004 Plan may include options to purchase our Common Shares, restricted shares, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof.

The 2004 Plan will be administered by our Corporate Governance, Nominating and Compensation Committee or a special committee designated by our Board comprised solely of independent directors. Such committee will have the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2004 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2004 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The exercise price at which our Common Shares may be purchased pursuant to the grant of an option under the 2004 Plan is the fair market value (as defined in the 2004 Plan) of our Common Shares on the date of grant of the option.

The number of Common Shares that may be issued under the 2004 Plan may not exceed 500,000. Because awards under the 2004 Plan are discretionary, future awards under the 2004 Plan are not determinable.

The 2004 Plan is in addition to our existing option plan that was adopted in June 1998. All options permitted to be granted under our existing plan have been granted and are vested. As of the date hereof, there are 71,517 unexercised options to purchase Common Shares at $12 per share under our existing plan. Such options must be exercised on or before June 2006. Options granted under our existing plan will continue to be governed by such plan.

The Board recommends that you vote for the adoption of the 2004 Plan.

ANNUAL REPORT TO SHAREHOLDERS

The Company’s 2003 Annual Report to Shareholders, which includes financial statements for the fiscal year ended December 31, 2003, accompanies this Proxy Statement. The Annual Report does not constitute a part of the proxy materials. It is important that proxies be returned promptly. Therefore, shareholders are urged to fill in, date, sign and return the enclosed proxy card in the enclosed postage-paid envelope.

By Order of the Board of Directors,

George V. Saroglou

Chief Operating Officer

Dated: May 5, 2004

Exhibit A

TSAKOS ENERGY NAVIGATION LIMITED

AUDIT COMMITTEE CHARTER

1.	Membership

1.1	The committee will comprise at least three of the independent members of the Board from time to time. Other individuals who are independent of the company may be co-opted as and when appropriate. For these purposes, no member of the committee will be considered to be independent of the company unless he satisfies the requirements for independence laid down by the US SEC and the New York Stock Exchange from time to time.

1.2	Each member of the committee will qualify as independent provided the Board has determined that that member has met the independence criteria set out in the company’s Corporate Governance Guidelines. Furthermore, members of the committee must also satisfy the following additional requirements in order to be independent:

(a)	no committee member or immediate family member of such committee member may be an affiliated person of the company or any of its subsidiaries, as that term is defined by the SEC; and

(b)	no committee member shall accept, directly or indirectly, any consulting, advisory, or other compensatory fees from the company or any of its subsidiaries, except for fees for services as a director and member of the audit committee and any other board committee.

1.3	All members of the committee must be financially literate. At least one member must have accounting or related financial management expertise. To the extent possible, at least one member of the committee must be an “audit committee financial expert” as that term is defined by the SEC.

1.4	The members of the committee will be nominated by the Nomination and Corporate Governance Committee and appointed by a majority of the Board for one-year terms. The Nomination and Corporate Governance Committee will recommend, and the Board will designate, one member of the committee to serve as chairman.

1.5	The members of the committee shall serve until their resignation, retirement, or removal by the Board and until their successors shall be appointed. No member of the committee shall be removed except by majority vote of the independent directors of the full Board then in office.

1.6	In general, no member of the committee may serve simultaneously on the audit committees of more than three public companies without a specific Board determination that such simultaneous service will not impair the ability of such committee member to serve on the committee.

1.7	The company secretary or a nominee will be the secretary of the committee.

2.	Purpose

2.1	The committee’s purposes will be:

(a)	to assist the Board in its oversight of

(i)	the integrity of the company’s financial statements;

(ii)	the company’s compliance with legal and regulatory requirements; and

(iii)	the performance of the company’s internal audit function;

(b)	to interact directly with and evaluate the performance of the independent auditors, including determining whether to engage or dismiss the independent auditors and to monitor the independent auditors’ qualifications and independence; and

(c)	to prepare the report required by the rules of the United States Securities and Exchange Commission (the “SEC”) to be included in the company’s proxy statement.

2.2	Although the committee has the powers and responsibilities set out in this charter, the role of the committee is one of oversight. The members of the committee are not full-time employees of the company. They may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in that capacity. Consequently, it is not the duty of the committee to conduct audits, or to verify independently management’s representations, or to determine that the company’s financial statements are complete and accurate, are prepared in accordance with generally accepted accounting principles (“GAAP”), or fairly present the financial condition, results of operations and cash flows of the company in accordance with GAAP. These are the responsibilities of management and the independent auditors.

2.3	The committee’s considerations and discussions with management and the independent auditors do not ensure that the company’s financial statements are presented in accordance with GAAP, that the audit of the company’s financial statements has been carried out in accordance with generally accepted auditing standards or that the company’s auditors are in fact independent.

3.	Meetings

3.1	The committee will meet formally at least three times each year.

3.2	A meeting of the committee may be called by any member of the committee or by the secretary.

3.3	Notice of each meeting confirming the venue, time and date together with an agenda of items to be discussed will be forwarded to each member of the committee not fewer than five working days before the date of the meeting.

3.4	The quorum for the committee meetings will be a majority of the members of the committee present in person or by an alternate (who must be independent of the company).

3.5	In the absence of the committee chairman and/or an appointed deputy, the remaining members present will elect one of their number to chair the meeting.

3.6	The committee should meet the senior personnel performing the company’s internal audit function and management and the external auditors in separate meetings as often as it deems necessary and appropriate in its judgement.

3.7	The committee may request any director, officer or employee (either of it or of Tsakos Energy Management Limited or of Tsakos Shipping & Trading SA) or other persons whose advice is sought by the committee to attend any meeting and provide such information as the committee requests.

3.8	The committee or its chairman will meet the Board at least once a year to discuss such matters as the annual report, the relationship with the external auditors etc.

3.9	The secretary will keep appropriate records of all meetings of the committee with appropriate minutes of the proceedings and resolutions.

3.10	Copies of the minutes of the meetings will be circulated to all members of the committee and to the chairman of the Board; any director may upon request to the secretary of the committee, as long as there is no conflict of interest, obtain copies of the committee’s agenda and minutes.

4.	Duties and Responsibilities

4.1	Financial Reporting Process

(a)	The committee will review and discuss with management and the independent auditors the annual audited financial statements to be included in the company’s annual report on Form 10-K, the quarterly financial statements to be included in the company’s Form 10-Qs, the company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and any other financial disclosures to be included in SEC filings prior to their release.

(b)	The committee will review major issues regarding accounting principles and financial statement presentations; analyses prepared by management and/or the independent auditors setting out significant financial reporting issues and judgments made in connection with the preparation of financial statements; critical accounting estimates; the effect of regulatory and accounting initiatives, as well as off-balance sheet arrangements, on the financial statements; the use of pro forma or non-GAAP financial information; major issues as to the adequacy of the company’s internal controls; and any correspondence with regulators, or published reports that raise material issues with respect to, or that could have a significant effect on, the company’s financial statements.

(c)	The committee will recommend to the Board whether the audited financial statements should be included in the company’s Form 10-K.

(d)	The committee shall review earnings press releases prior to their release, as well as the types of financial information and earnings guidance provided to analysts and rating agencies.

(e)	The committee will prepare the report required by the rules of the SEC to be included in the company’s annual proxy statement.

4.2	Risks and Control Environment

(a)	The committee will discuss periodically with management the company’s policies and guidelines regarding risk assessment and risk management, as well as the company’s major financial risk exposures and the steps that management has taken to monitor and control such exposures. In addition, the committee shall periodically obtain from the personnel performing the company’s internal audit function their assessments of the company’s risk management process and system of internal control.

(b)	The committee will review periodically the company’s Code of Business Conduct and Ethics, and will have the sole authority to grant waivers of that Code to the company’s directors and executive officers.

(c)	The committee will meet periodically with the senior personnel performing the internal audit function, the internal legal function, and the independent auditors to review the company’s policies and procedures regarding disclosures that may impact the financial statements and compliance which applicable laws and regulations and the company’s Code of Business Conduct and Ethics.

(d)	The committee will oversee the company’s disclosure controls and procedures, including applicable internal controls and procedures for financial reporting, and internal controls relating to the authorisation of transactions and the safeguarding and control of assets, and, where applicable, will oversee the changes in internal controls intended to address any significant deficiencies in the design or operation of internal controls or material weaknesses in them and any fraud involving management or other employees that are reported to the committee. In addition, the committee will review and discuss the annual internal control report of management and the independent auditors’ report on, and attestation of, management’s evaluation of internal controls and procedures for financial reporting, when those reports are required by SEC rules.

4.3	Independent Auditors

(a)

The committee will have the sole authority to retain, set compensation and retention terms for, terminate, oversee, and evaluate the activities of the company’s independent auditors. The independent auditors will report directly to the committee.

The company will provide for appropriate funding, as determined by the committee, for payment of compensation to the independent auditors.

(b)	The committee will review and approve in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the committee for the pre-approval of such non-audit services. In addition, any non-audit services that are approved pursuant to a delegation of authority to a member of the committee must be reported to the full committee at its next scheduled meeting.

(c)	The committee will meet with the independent auditors to discuss the planning and staffing of the audit, including the impact of applicable rotation requirements and other independence rules on the staffing before the initiation of the audit.

(d)	The committee will, at least annually, obtain and review a report by the independent auditors describing:

(i)	the independent auditors’ internal quality-control procedures;

(ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities or a private sector regulatory board, within the preceding five years, respecting one or more independent audits performed by the firm, and any steps taken to deal with any such issues; and

(iii)	in order to assess the firm’s independence, all relationships between the firm and the company, consistent with Independent Standards Board No. 1.

(e)	The committee will review periodically any reports prepared by the independent auditors and provided to the committee relating to:-

(i)	significant financial reporting issues and judgments including, among other things, the company’s selection, application and disclosure of critical accounting policies and practices;

(ii)	all alternative treatments, assumptions, estimates, or methods that have been discussed with management, including the ramifications of such treatments and the treatment preferred by the independent auditors; and

(iii)	any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

(f)	The committee will discuss with the independent auditors any audit problems or difficulties, including any restrictions on the scope of the independent auditors’ activities or on access to requested information and management’s response; and any other matters required to be brought to its attention under auditing standards and will resolve any disagreements between the independent auditors and management.

(g)	After reviewing the reports from the independent auditors and the independent auditors’ work throughout the audit period, the committee will conduct an annual evaluation of the independent auditors’ performance and independence, including considering whether the independent auditors’ quality controls are adequate. This evaluation also shall include the review and evaluation of the audit engagement team, including the lead partner. In making its evaluation, the committee shall take into account the opinions of management and the senior personnel performing the company’s internal audit function.

(h)	The committee will present its conclusions concerning the evaluation of the independent auditors to the Board.

(i)	The committee will set clear policies for the hiring by the company of employees or former employees of the independent auditors.

4.4	Internal Audit Function

(a)	The committee will oversee the activities, organisational structure, and qualifications of the persons performing the internal audit function.

(b)	The committee will review and approve the appointment and replacement of the senior personnel performing the internal audit function.

(c)	The committee will review and approve the annual internal audit plan of, and any special projects undertaken by, the personnel performing the internal audit function and will discuss with them any changes to, and the implementation of, the internal audit plan and any special projects and discuss the results of the internal audits and special projects.

(d)	The committee will review any significant reports to management prepared by the internal audit department and management’s responses.

4.5	Evaluations and Reports

(a)	The committee will review annually and assess the performance of the committee and each committee member and deliver a report to the board setting out the results of its evaluation. In conducting this review, the committee will address matters that it considers relevant to its performance, including at a minimum, the adequacy, appropriateness, and quality of the information and recommendations presented to the Board, the manner in which they were discussed or debated, and whether the number and length of meetings of the committee were adequate for the committee to complete its work in a thorough and thoughtful manner.

(b)	The committee will make regular reports to the Board on its activities, including reviewing any issues that arise respecting the quality and integrity of the company’s public reporting; its compliance with legal and regulatory requirements; the performance and independence of its independent auditors; the performance of its internal audit department; and the effectiveness of its disclosure controls and procedures.

4.6	Other Matters

(a)	The committee will establish procedures for the approval of all related-party transactions involving executive officers and directors.

(b)	The committee will establish procedures for:

(i)	the receipt, retention, and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees engaged in the affairs of the company of concerns regarding questionable accounting or auditing matters.

(c)	The committee will review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for its approval.

(d)	The committee will maintain free and open communication with the Board, management, the internal auditor, and the independent auditors.

(e)	The committee will perform any other activities consistent with this charter, its constitution and the law of Bermuda, as the committee or the Board may deem necessary or appropriate.

5.	Authority

5.1	The committee will:

(a)	oversee any investigation of activities which are within its terms of reference and act as a court of last resort;

(b)	have the right to seek any necessary information to fulfil the duties listed above; and

(c)	have the right to obtain outside external professional or other advice and assistance, at the company’s expense, which might be necessary for the fulfillment of its duties without prior Board approval.

Exhibit B

TSAKOS ENERGY NAVIGATION LIMITED

2004 INCENTIVE PLAN

1.	Purpose of the Plan

The purpose of this 2004 Incentive Plan (the “Plan”) is to advance the interests of the Company and its shareholders by providing a means to attract, retain, and reward present and prospective directors, officers, consultants and the other employees of the Company, any of its subsidiaries and the Management Companies, and to enable such persons to acquire or increase a proprietary interest in the Company in order to promote a closer identity of interests between such persons and the Company’s shareholders.

2.	Definitions

The definitions of awards under the Plan, including Options, Restricted Shares and other awards are set forth in Section 6. Such awards are collectively referred to herein as “Awards.” Capitalized terms not otherwise defined herein shall have the meaning set forth in this Section.

2.1	“Beneficiary” means the person(s) or trust(s) which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant’s death. If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person(s) or trust(s) entitled by will or the laws of descent and distribution to receive such benefits.

2.2	“Board” means the Board of Directors of the Company.

2.3	“Committee” means the Corporate Governance, Nominating and Compensation Committee of the Board or any other committee, comprised solely of independent directors, designated by the Board to administer the Plan, and the term “Committee” shall refer to the full Board in any case in which it is performing any function of the Committee under the Plan.

2.4	“Company” means Tsakos Energy Navigation Limited, a corporation organized under the laws of Bermuda.

2.5	“Director” means a duly elected member of the Company’s Board of Directors.

2.6	“Fair Market Value,” means, with respect to Shares or Awards, the fair market value of such Shares or Awards, determined by such methods or procedures as shall be established from time to time by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of a Share as of any given date means the closing sales price of a Share in composite trading of New York Stock Exchange-listed securities for that date or, if no sale occurred on that date, on the latest preceding day on which a sale occurred, as reported by a reliable reporting service.

2.7	“Management Company” means any company that is providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels.

2.8	“Participant” means any present or prospective director, officer, consultant or other employee of the Company, any of the Company’s subsidiaries or any of the Management Companies who has been granted an Award under the Plan.

2.9	“Shares” means a common share, par value $1.00 per share, of the Company and such other securities as may be substituted or resubstituted for Shares pursuant to Section 5.2.

3.	Administration

3.1	Authority of the Committee. The Plan shall be administered by the Committee. The Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(a)	to select persons to whom Awards may be granted;

(b)	to determine the type or types of Awards to be granted to each Participant;

(c)	to determine the number of Awards to be granted, the number of Shares to which an Award will relate, all other terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price, any restriction or condition, any schedule or performance conditions for the lapse of restrictions or conditions relating to transferability, forfeiture, exercisability, or settlement of an Award, and accelerations or modifications thereof, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(d)	to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(e)	to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Participant;

(f)	to prescribe the form of each Award agreement, which need not be identical for each Participant;

(g)	to adopt, amend, suspend, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(h)	to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award agreement, or other instrument hereunder; and

(i)	to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

3.2

Manner of Exercise of Committee Authority. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all persons, including the Company, the Management Companies, Participants, any person claiming any rights under the Plan from or through any Participant, and shareholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. Other provisions of the Plan notwithstanding, the Board may perform any function of the Committee under the Plan for any reason.

3.3	Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant, legal counsel, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on behalf of the Committee or members thereof shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

4.	Eligibility

Persons who are eligible to be granted Awards under the Plan include present and prospective directors, officers, consultants, and other employees of the Company, any subsidiaries of the Company and any of the Management Companies.

5.	Plan Limit; Adjustments

5.1	Aggregate Number of Shares Available for Awards. Subject to adjustment as provided in Section 5.2, the total number of Shares that may be issued under the Plan shall not exceed five hundred thousand (500,000) (the “Plan Limit”). If any Shares issued under the Plan are forfeited, any such Shares will again become available for issuance under the Plan.

5.2	Adjustments. In the event of any change in the outstanding Shares by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of Shares, repurchase, liquidation, dissolution or other corporate exchange, any large, special and non-recurring dividend or distribution to shareholders, or other similar corporate transaction, the Committee may make such substitution or adjustment, if any, as it deems to be equitable and in order to preserve, without enlarging, the rights of Participants, as to (i) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (ii) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, and (iii) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash, other Awards or other property in respect of any outstanding Award. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets) affecting the Company, any subsidiary or any business unit, or the financial statements of the Company or any subsidiary, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Company, any subsidiary or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant.

6.	Specific Terms of Awards

6.1	General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award, at the date of grant or thereafter (subject to Section 7.5), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment or service by the Participant or upon the occurrence of other events.

6.2	Options. The Committee is authorized to grant options to purchase Shares (“Options”) to Participants on the following terms and conditions:

(a)	Exercise Price. The exercise price per Share purchasable under an Option shall not be less than 100% of the Fair Market Value of the Shares on the date of grant of the Option.

(b)	Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, including cash, Shares, other Awards or awards granted under other Company plans, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis, or through broker-assisted “cashless exercise” arrangements, to the extent permitted by applicable law), and the methods by which Shares will be delivered or deemed to be delivered to Participants.

6.3	Restricted Shares. The Committee is authorized to grant Awards, in the form of Shares issued at or shortly after grant of the Award that may or may not be subject to restrictions (“Restricted Shares”), to Participants on the following terms and conditions:

(a)	Grant and Restrictions. Restricted Shares may be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise as the Committee may determine. Except to the extent restricted under the terms of the Plan and any Award agreement relating to the Restricted Shares, a Participant granted Restricted Shares shall have all of the rights of a shareholder including the right to vote Restricted Shares or the right to receive dividends thereon.

(b)	Forfeiture. Except as otherwise determined by the Committee, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited and reacquired by the Company; provided, however, that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Shares will lapse in whole or in part in the event of terminations resulting from specified causes.

(c)

Certificates for Shares. Shares granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Shares are registered in the name of the Participant, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Shares, the Company shall retain physical possession of the certificate, and the Participant shall have delivered a share power to the Company, endorsed in blank, relating to the Shares.

(d)	Dividends and Distributions. As a condition to the grant of an Award of Restricted Shares, the Committee may require that any cash dividends paid on a Share be automatically reinvested in additional Shares or applied to the purchase of additional Awards under the Plan. The dates and terms upon which such reinvestment or purchases occur shall be within the discretion of the Committee. Unless otherwise determined by the Committee, Shares distributed in connection with a Share split or Share dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Award with respect to which such Shares or other property has been distributed.

6.4	Other Share-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares and factors that may influence the value of Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, but not limited to, share appreciation rights (“SAR”s) granted separately or in tandem with other Awards, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Shares or the value of securities of or the performance of specified subsidiaries. The Committee shall determine the terms and conditions of such Awards. Shares issued pursuant to an Award in the nature of a purchase right granted under this Section 6.4 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Shares, other Awards, or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, may be granted pursuant to this Section 6.4.

7.	General Provisions

7.1	Compliance with Laws and Obligations. The Company shall not be obligated to issue or deliver Shares in connection with any Award or take any other action under the Plan in a transaction subject to the registration requirements any applicable laws, any requirement under any listing agreement between the Company and any national securities exchange or automated quotation system, or any other law, regulation, or contractual obligation of the Company, until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. Certificates representing Shares issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations, and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

7.2

Limitations on Transferability. Awards and other rights under the Plan will not be transferable by a Participant except by will or the laws of descent and distribution (or to a designated Beneficiary in the event of the Participant’s death), and, if exercisable, shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative; provided, however, that such Awards and other rights may be transferred during the lifetime of the Participant, for purposes of the Participant’s estate planning or other purposes consistent with the purposes of the Plan (as determined by the Committee), and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent permitted by the Committee. Awards and other rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to the claims of creditors. A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

7.3	No Right to Continued Employment; Leaves of Absence. Neither the Plan, the grant of any Award, nor any other action taken hereunder shall be construed as giving any employee, consultant, director, or other person the right to be retained in the employ or service of the Company, any subsidiary of the Company or any Management Companies, nor shall it interfere in any way with the right of the Company, any subsidiary of the Company or any of the Management Companies to terminate any person’s employment, directorship, or service at any time.

7.4	Taxes. The Company and any subsidiary is authorized to withhold from any Award granted or to be settled, any delivery of Shares in connection with an Award, any other payment relating to an Award, or any payroll or other payment to a Participant amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations.

7.5	Changes to the Plan and Awards. The Board may amend, suspend, discontinue, or terminate the Plan or the Committee’s authority to grant Awards under the Plan without the consent of shareholders or Participants, except that any amendment shall be subject to the approval of the Company’s shareholders at or before the next annual meeting of shareholders for which the record date is after the date of such Board action if such shareholder approval is required by any federal or state law or regulation or the rules of the New York Stock Exchange (or other stock exchange or inter-dealer quotation system on which the Shares may be listed or quoted) and the Board may otherwise, in its discretion, determine to submit other such amendments to shareholders for approval; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under any Award theretofore granted. Upon any termination of the Plan, no new authorizations of grants of Awards may be made, but then-outstanding Awards shall remain outstanding in accordance with their terms, and the Committee otherwise shall retain its full powers under the Plan with respect to such Awards. The Committee may amend, suspend, discontinue, or terminate any Award theretofore granted and any Award agreement relating thereto; provided, however, that no such amendment may provide for Award terms that the Plan would not then permit for a newly granted Award; and provided further, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under such Award.

7.6

No Rights to Awards; No Shareholder Rights. No Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants or other persons. No Award shall confer on any Participant any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred and delivered to the Participant in accordance with the terms of the Award or, in the case of an Option, the Option is duly exercised.

7.7	Form and Timing of Payment under Awards. Subject to the terms of the Plan and any applicable Award agreement, payments to be made by the Company or a subsidiary upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including cash, Shares, other Awards, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The settlement of any Award may be accelerated, and cash paid in lieu of Shares in connection with such settlement, in the discretion of the Committee or upon occurrence of one or more specified events.

7.8	Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company’s obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

7.9	Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission or the submission of any amendment to shareholders for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements as it may deem desirable, including the granting of awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

7.10	Successors and Assigns. The Plan shall be binding on all successors and assigns of the Company and a Participant, including any permitted transferee of a Participant, the Beneficiary or estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

7.11	Governing Law. The validity, construction, and effect of the Plan, any rules and regulations under the Plan, and any Award agreement will be determined in accordance with Bermuda Law.